SPROTT PHYSICAL GOLD AND SILVER TRUST 40-F

Exhibit 99.7

kpmg LLP Chartered Professional Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto, ON M5H 2S5 Canada	Telephone: Fax: Internet:	(416) 777-8500 (416) 777-8818 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Gold and Silver Trust (the Trust)

We consent to the use of:

●	our report of independent registered public accounting firm dated March 25, 2024 on the financial statements of the Trust, which comprise the statements of financial position as at December 31, 2023 and 2022, the related statements of comprehensive income (loss), changes in equity, and cash flows for the each of the years ended December 31, 2023 and 2022, and the related notes; and

●	our report of independent registered public accounting firm dated March 25, 2024 on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-271163) on Form F-10 of the Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2024

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